RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

December 16, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Jaime G. John, Branch Chief

Office of Real Estate and Commodities

Re:	RAIT Financial Trust

Form 10-K for the fiscal year ended December 31, 2014

Form 10-Q for the quarterly period ended September 30, 2015

Response Dated October 29, 2015

File No. 1-14760

Dear Mr. John:

On behalf of RAIT Financial Trust (“RAIT”), this letter is to respond to your comment letter dated December 2, 2015 concerning the above-referenced filings and response. For your convenience, we first restate your comment in italics and then provide RAIT’s response.

Form 10-Q for the quarterly period ended September 30, 2015

Item 1. Financial Statements

Note 5 – Investments in Real Estate, page 17

1.	We note that $30 million of the bargain purchase gain recognized upon your acquisition of TSRE relates to a higher fair value of the 19 properties acquired based upon appraisal and broker opinions. Please provide us with additional details regarding the fair value assessment of these properties including a discussion of the amount of time between the negotiations and the closing of the acquisition and the material factors that contributed to the increase in fair value. Also tell us why certain properties were valued using broker opinions rather than appraisals.

Response: The process by which Independence Realty Trust, Inc. (“IRT”) (NYSE MKT: IRT) acquired (the “Acquisition”) Trade Street Residential, Inc. (“TSRE”) began on March 27, 2015 with discussions between officers of IRT and TSRE which led to signing an Agreement and Plan of Merger (the “Merger Agreement”) on May 11, 2015 and the closing (the “Closing”) of the Acquisition contemplated by the Merger Agreement on September 17, 2015. As of the Closing date, IRT recorded a gain of approximately $64 million. Pursuant to the Merger Agreement, (a) IRT was to assume TSRE’s debt and (b) IRT agreed that, at the Closing, (i) each outstanding share of TSRE common stock would convert into the right to receive an amount in cash equal to $3.80 (provided that IRT could elect prior to the Closing to increase the per share cash amount up to $4.56) (such cash amount, the “Per Share Cash Amount”), and a number of shares of IRT’s common stock equal to the quotient determined by dividing (A) $7.60 less the Per Share Cash Amount, by (B) $9.25 (the “Exchange Ratio”); and (ii) each outstanding unit of limited partnership interest of TSRE’s operating partnership (the “TSRE OP Units”) would convert into the right to receive an amount in cash equal to the Per Share Cash Amount and a number of units of limited partnership interest of IRT’s operating partnership (the “IRT OP Units”) (exchangeable 1 for 1 for IRT common stock) equal to the Exchange Ratio. The sole holder of TSRE OP Units on September 11, 2015 agreed to accept for each TSRE OP Unit held a number of IRT OP Units computed by dividing $7.60 by $9.25 and conforming amendments were made to the Merger Agreement.

The IRT shares to be issued were capped on May 11, 2015, did not subsequently adjust and IRT did not elect to increase the Per Share Cash Amount. The number of IRT OP Units to be issued was based on the same formula used to determine the IRT shares to be issued and only changed subsequently to replace the cash portion with additional IRT OP units based on the same Exchange Ratio calculation. To arrive at the amount of consideration IRT agreed to provide in the Merger Agreement for the Acquisition, IRT estimated the value of the TSRE assets using property level cash flows and capitalization rates. As part of the Closing process and IRT’s financing of the TSRE assets, appraisals (the “Appraisals”) and broker price opinions (“BPOs,” and, together with the Appraisals, the “Valuations”) were obtained on the properties acquired. Three of the Valuations were performed using a BPO. The banks that provided financing on these properties did not require a full appraisal as all of these properties were recently constructed in 2013. These BPOs were determined to be thorough as they included a detailed discussion of the property, its market, and comparable sales as well as a detailed financial analysis. All of the Valuations were provided by knowledgeable and reputable third-party commercial real estate services companies and were finalized in July, August and September 2015. The overall value conclusions in these Valuations were primarily determined utilizing income-based valuation approaches. In total, the final Valuations IRT received exceeded the value IRT estimated to determine the Acquisition consideration by approximately $30 million.

There were two principal drivers of the gain IRT recorded at Closing. First, in the period starting on the date of the announcement of the signing of the Merger Agreement (May 11, 2015) and ending on the date of the announcement of the Closing (September 17, 2015), the trading price of IRT’s shares of common stock declined. In accordance with ASC 805-30-30-7 the consideration transferred shall be measured at fair value at the time of closing. Thus, this decline reduced the value of the consideration IRT delivered at Closing, thereby creating a gain of $34 million. Second, the property values determined in the Valuations had slightly better capitalization rates (on average) than the capitalization rates that IRT used in determining the Acquisition consideration resulting in our fair value assessment of these properties to increase by $30 million in this period. The $30 million difference on the nearly $690 million of fair value of the 19 properties is approximately 4.3%. IRT performed detailed reviews of the Valuations and concluded that they were based on current market-based assumptions concerning items such as capitalization rates and accurate historical information for each property. Based on these reviews, IRT concluded that the Valuations were reasonable and appropriate.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 50

2.	We note that you have appropriately revised the label to Funds From Operations allocable to common shares as indicated in your response to prior comment 1. Please make similar revisions to future press releases filed on Form 8-K where you present FFO. In this regard, we note that this revision was not reflected in your Form 8-K filed on November 5, 2015.

Response: In future press releases filed on Form 8-K where we present FFO, we will revise the label to include “allocable to common shares” consistent with the presentation in our Form 10-Q for the quarterly period ended September 30, 2015.

Adjusted Book Value, page 51

3.	We note that your Adjusted Book Value reconciliation includes an adjustment for valuation of recurring collateral and property management fees. Please clarify for us how the estimated values for each of the components included in this line item are determined as of September 30, 2015 and December 31, 2014. In your response also quantify the values of each of the components included as of September 30, 2015 and December 31, 2014.

Response: There are three primary components to this line item: (i) the value of RAIT’s advisory agreement with IRT, (ii) the value of RAIT’s property management business, and (iii) the value of RAIT’s CMBS loan origination activities. These items are valued as follows:

Item	Valuation Methodology
Advisory Agreement	Projected annual revenue earned by RAIT for providing advisory services to IRT times an appropriate revenue valuation multiple (currently 4x).
Property Management	Projected annual revenue earned by RAIT property management entities for providing residential and commercial property management services times an appropriate revenue valuation multiple (currently 5x).
CMBS fees and other income	Projected annual revenue earned by RAIT’s CMBS loan origination business times an appropriate revenue valuation multiple (currently 1x).

The valuation multiples used in each valuation methodology represent RAIT’s estimate of what an investor would be willing to pay to acquire the particular revenue stream. These estimates are based on market data and analyses prepared by valuation firms or, with respect to the revenues from the IRT advisory agreement, the termination provisions of that agreement.

As of September 30, 2015 and December 31, 2014 the estimated values of each component were as follows:

($ in thousands)

Item	Value as of September 30, 2015	Value as of December 31, 2014*
Advisory Agreement	$33,200	$28,800
Property Management	$52,493	$29,240
CMBS loan origination	$12,500	$12,600

Total	$98,193	$70,640

*	Note that the line item within the Adjusted Book Value reconciliation that includes the valuation of recurring collateral and property management fees also includes $5,452 of IRT share appreciation in RAIT’s Form 10-K for the fiscal year ended December 31, 2014.

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With regard to the Forms discussed above, RAIT acknowledges the following:

•	RAIT is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RAIT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 243-9000.

Very truly yours,

/s/ James J. Sebra
Name: James J. Sebra
Chief Financial Officer and Treasurer